DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com

April 8, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Shane Callaghan Christina Chalk

Re:	Whole Earth Brands, Inc. Schedule 13E-3 Filed March 15, 2024 File No. 005-90989

Ladies and Gentlemen:

On behalf of our client, Whole Earth Brands, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated March 29, 2024 (the “Comment Letter”), regarding the above-referenced filing (the “Transaction Statement”) and the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 29, 2024 (the “Preliminary Proxy Statement”). Concurrently with the filing of this letter, Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Transaction Statement (the “Amended Transaction Statement”), which include changes to reflect responses to the Staff’s comments and other updates, are being filed with the Commission.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 13E-3 Filed March 15, 2024

General

1.
In your response letter, please explain why you have not included Mr. Michael Franklin and Mariposa Capital, LLC as filers on the Transaction Statement. Alternatively, add them as filers and revise the Proxy Statement to include all information required as to them individually by Schedule 13E-3.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been provided the following explanation by the Purchaser Filing Parties:

“Mariposa Capital, LLC (“Mariposa Capital”), a consulting firm serving as Manager of Ozark Holdings LLC (“Parent”), has been added as a filing person on the Transaction Statement and the Proxy Statement has been revised to include all information required as to it by Schedule 13E-3.

We respectfully advise the Staff that while Mr. Franklin is a director of the Company, he should not be considered to be engaged, directly or indirectly, in a going-private transaction for the purposes of Rule 13e-3 under the facts and circumstances of this transaction, and therefore, he is not required to be included as a filing person on the Transaction Statement.  Mr. Franklin has advised the Company that (i) he had no involvement in the contemplated transaction on behalf of either the Company or the Purchaser Filing Parties and (ii) the proposal delivered by Sababa Holdings FREE LLC (“Sababa”) was made without his knowledge or collaboration. As discussed in the section “Special Factors - Background of the Merger” of the Proxy Statement, following the discussion by the Company’s Board of the initial proposal, Mr. Franklin recused himself from any and all future discussions and deliberations by the Company’s Board relating to a potential transaction between Sababa or any of its affiliates and the Company. Further, Mr. Franklin was excluded from any and all discussions or deliberations between the Company and the Purchaser Filing Persons regarding the potential transaction with the Company. While Mr. Franklin has a profits interest in Sababa, the profits interest is solely an economic interest in the profits of Sababa. Mr. Franklin does not have any beneficial ownership interest (as defined in Rule 13d-3 of the Exchange Act) in the shares of the Company owned by Sababa, Sir Martin E. Franklin or the Martin E. Franklin Revocable Trust (the “Franklin Trust,” and together with Sababa and Sir Martin E. Franklin, the “Franklin Parties”), nor does Mr. Franklin have any ability to control the decisions of the Franklin Parties in connection with the proposed transaction with the Company or with respect to any other matters, however, Mr. Franklin is a partner in Mariposa Capital.  The Purchaser has further informed us that Mr. Franklin did not participate in the Purchasers diligence, process or negotiations related to the Transaction. Consequently, for the foregoing reasons, Mr. Franklin should not be considered “engaged” in the going private transaction.

This analysis and conclusion is consistent with the Staff’s published guidelines as to when an affiliate of an issuer should be considered “engaged” in a going private transaction. CDI 201.05 indicates that whether an affiliate will be deemed to be engaged in a going private transaction depends on the facts and circumstances of the transaction. In the context of an acquisition transaction, CDI 201.05 identifies three factors that are important in determining whether an affiliate is “engaged” in a going private transaction: (1) holding a material amount of the surviving company’s outstanding equity securities; (2) occupying a seat on the surviving company’s board in addition to a senior management position; and (3) being in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. Here, while Parent has advised the Company that Mr. Franklin may have a senior management position with the Surviving Corporation, (i) it is not anticipated that he will beneficially own a material amount of the Surviving Corporation’s outstanding equity securities and (ii) his role with the Surviving Corporation has not been determined.  As a result, he is not “engaged” in a going private transaction under the guidance set forth in CDI 201.05.”

2.
We note that Sweet Oak Holdings LP is listed as a filing person, but is not included as a signatory to the Transaction Statement. Please revise the signature pages of the Transaction Statement to include Sweet Oak Holdings LP as a signatory.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amended Transaction Statement has been revised accordingly.

3.
We note multiple references in the Transaction Statement to a section entitled “Proposal 2: The Compensation Proposal” in the Proxy Statement, whereas Proposal 2 is the “Adjournment Proposal” in the Proxy Statement. Please revise or advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amended Transaction Statement has been revised accordingly.

4.
We note the employment agreements and offer letters between the Company and Messrs. Robinson, Ohri, Fiaux, and Litman described beginning on page 63 of the Proxy Statement. If any of them involve equity compensation, please file such employment agreement or offer letter as an exhibit to the Transaction Statement, or otherwise advise. See Item 16 of Schedule 13E-3 and Item 1016(d) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the offer letters between the Company and Messrs. Robinson, Fiaux, and Litman have been included as exhibits to the Amended Transaction Statement. The Company also advises the Staff that the offer letter between the Company and Mr. Ohri does not provide for equity compensation.

Preliminary Proxy Statement on Schedule 14A Filed March 15, 2024

Background of the Merger, page 24

5.
On page 24 of the Proxy Statement, we note that the Whole Earth Board appointed Mr. Michael Franklin to serve as a director of the Company effective August 25, 2022. Please revise your disclosure to provide some background on how Mr. Franklin was appointed to the Whole Earth Board. Describe any discussions or contacts between the Company and the Sababa Holders or their affiliates regarding this appointment, providing dates and appropriate context for any such contacts.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

6.
Refer to our last comment above. In your response letter, please advise us why the Sababa Holders and their affiliates, including filing persons on this Transaction Statement, continued to file on Schedule 13G until March 16, 2023, after Mr. Michael Franklin was appointed to the Whole Earth Board and while they were continuing to accumulate Company Common Stock leading up to their proposal to acquire the Company. See CDI 103.04 (September 14, 2009) under Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been provided the following explanation by the Sababa Holders and their affiliates:

“The Franklin Parties were eligible to file on Schedule 13G up until they filed the Schedule 13D on March 16, 2023 (the “Schedule 13D”). CDI 103.04 provides that officers and directors are generally not eligible to file on Schedule 13G because of their ability to, directly or indirectly, influence the management and policies of the issuer. As disclosed in the Amended Proxy Statement, the Franklin Parties did not appoint, or in any way influence the Company to appoint, Mr. Franklin to the Company’s Board or as the CEO of the Company. Further, Sir Martin E. Franklin did not, and does not, control or influence Mr. Franklin with respect to any matters related to the Company and Mr. Franklin did not, and does not, control or influence Sir Martin E. Franklin with respect to any matters related to the Company. Mr. Franklin was not appointed to the Company’s Board as a representative of the Franklin Parties nor is there an agreement between the Franklin Parties and the Company regarding Mr. Franklin’s appointment as a director to the Company’s Board.  As a result, the Franklin Parties did not have the ability to directly or indirectly, through Mr. Franklin influence, or the intent to influence, the management and policies of the Company, and therefore were eligible to file on Schedule 13G.  In March 2023, as part of Sababa’s periodic evaluation of its investment in the Company, including the impact of rising interest rates on the Company’s indebtedness,  Sababa determined that it no longer wished to be a passive investor and intended to engage in discussions with the Company’s management and the Company’s Board, other stockholders of the Company and other interested parties that may relate to the business, operations, strategic plans, governance and board composition and the future of the Company. Promptly following such determination and change of intent, the Franklin Parties filed the Schedule 13D.  We further note the Company’s prior public disclosure stated that Mr. Franklin is a “Partner” at Mariposa Capital and actively supports operational improvements and M&A execution. As a point of clarification, Mariposa has advised the Company that (i) the term “Partner” is merely a title and refers to Mr. Franklin’s ownership and/or contingent interests in certain investments by affiliates of Mariposa, to some of which Mr. Franklin also provides consulting services related to operational improvement and M&A execution, (ii) while Mr. Franklin has a profits interest in Sababa, the profits interest is solely an economic interest in the profits of Sababa (which as of today has no value), and as such at no time did Mr. Franklin have (and he currently does not have) any voting rights or any decision making authority or other power with respect to Mariposa or any of the Franklin Parties, including the power to vote or the power to dispose of any Company securities beneficially owned by affiliates of Mariposa or any of the Franklin Parties, and (iii) any consulting services for clients of Mariposa provided by Mr. Franklin were provided to Mariposa clients other than the Company.”

7.
On page 28 of the Proxy Statement, we note that on October 6, 2023, Mr. Franklin sent a letter to Mr. Simon whereby he resigned as Chief Executive Officer of the Company for good reason and that the Whole Earth Board later accepted Mr. Franklin’s resignation, but “disagreed with [his] categorization of the resignation as being for good reason.” Please revise your disclosure to include Mr. Franklin’s stated reason for resigning and how this disagreement regarding the nature of his resignation was resolved.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

8.
On pages 32-33 of the Proxy Statement, we note that certain “open issues” and “open items” were discussed in various meetings between representatives and advisors of the Special Committee and Sababa regarding the draft Merger Agreement from February 2, 2024 to February 11, 2024. Please revise your disclosure to specify these referenced open issues/items and how they were resolved.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors, page 34

9.
Please expand your disclosure in this section to explain the Company’s reasons for undertaking the transaction at this time, as opposed to at any other time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

10.
We note the reference to a “non-exhaustive list of material factors” considered by the Special Committee on page 34 of the Proxy Statement. Please revise to include all material factors considered, or to make clear that the list that follows includes them all. Make corresponding changes elsewhere in the Proxy Statement, where similar language appears.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Amended Proxy Statement accordingly.

11.
Refer to our last comment above. Rather than simply listing the material factors considered, expand to discuss how the Special Committee analyzed them. For example, please explain how it considered the current and historical trading prices of the Company Common Stock, in reaching its determination.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Amended Proxy Statement accordingly.

Opinion of Jefferies LLC, page 41

12.
On page 41 of the Proxy Statement in the bullet points, you refer to “certain information furnished to Jefferies by Company management and approved for Jefferies’ use by the Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company.” It is unclear from this disclosure whether such information provided to Jefferies by Company management includes non-public information beyond the Projections, which should be summarized in the Proxy Statement. Please revise or advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Amended Proxy Statement to clarify that the financial forecasts furnished to Jefferies by Company management are the Projections that are summarized in the Preliminary Proxy Statement on pages 56 through 61 in the section titled “Special Factors – Unaudited Prospective Financial Information.”  Jefferies was not provided with material non-public information beyond the Projections which Jefferies relied upon for purposes of its financial analyses and opinion.  The Company respectfully advises the staff that the Preliminary Proxy Statement includes disclosures on pages 44 and 46 in the section titled “Special Factors – Opinion of Jefferies LLC” that indicate that Jefferies relied upon the February Projections for purposes of its financial analyses and opinion.

13.
Please revise the ‘Financial Analyses’ section, beginning on page 43 of the Proxy Statement, to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the transaction value and LTM EBITDA for each selected transaction that is the basis for the multiples disclosed in the table on page 45 of the Proxy Statement with respect to the “Selected Transactions Analysis’ and (ii) how the tables shown on pages 44 and 45 of the Proxy Statement resulted in the Jefferies’ “selected range” of multiples used to calculate implied per share equity values with respect to the ‘Selected Public Companies Analysis’ and “Selected Transactions Analysis.’

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosures in the Amended Proxy Statement to include the data underlying the results described in this section and how the data resulted in Jefferies’ selected range of multiples used to calculate the implied per share equity values.

Interests of Whole Earth’s Directors and Executive Officers in the Merger, page 61

14.
We note that Mr. Michael Franklin, a director of the Company, holds a profits interest in Sababa, which is an affiliate of Parent and Merger Sub. Please revise this section to discuss Mr. Franklin’s profits interest in Sababa.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

Financing of the Merger, page 72

15.
We note your description of the Equity Commitment on page 72 of the Proxy Statement. Please expand upon this disclosure to include all material terms of the Equity Commitment Letter, including the conditions to this equity investment in Newco in connection with the Merger. See Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

16.
We note your description of the Debt Commitment on pages 72-73 of the Proxy Statement. Please expand upon this disclosure to include the material terms of the term loan facility contemplated by the Debt Commitment Letter, including any collateral as well as the stated and effective interest rates. See Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Proxy Statement has been revised accordingly.

The Merger Agreement, page 83

17.
We note the following disclosure on page 83 of the Proxy Statement: “This summary does not purport to be complete . . .” and “The following description of the Merger Agreement does not purport to be complete . . . .” Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read Annex A to the Proxy Statement for a more complete description.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Amended Proxy Statement accordingly.

Important Information Regarding the Purchaser Filing Parties, page 106

18.
Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for Sir Martin E. Franklin and each natural person specified in General Instruction C to Schedule 13E-3, including material occupations, positions, offices or employment during the past five years for such person and his or her country of citizenship.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Amended Proxy Statement to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for Sir Martin E. Franklin and each natural person specified in General Instruction C to Schedule 13E-3.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please contact me at (212) 335-4522 or via email at Christopher.Giordano@us.dlapiper.com.

Very truly yours,

/s/ Christopher P. Giordano
Christopher P. Giordano

cc:	Rajnish Ohri, Co-Chief Executive Officer of the Company Jeffrey Robinson, Co-Chief Executive Officer of the Company